

BlueMountain
CAPITAL MANAGEMENT LLC

Position Statement

As a result of material flaws in the voting process in Taro's annual General Meeting held on September 12, 2013 (the "**General Meeting**"), Taro has called an Extraordinary Meeting of its shareholders to ratify each of the following resolutions (originally voted upon at the General Meeting): (i) the election of external directors, (ii) the approval of Taro's compensation policy, and (iii) approval of compensation to three of its directors (Dilip Shanghvi, Sudhir Valia and Kal Sundaram). BlueMountain Capital Management, LLC ("**BlueMountain**") repeatedly notified Taro of these flaws prior to and during the General Meeting, but Taro failed to remedy those flaws.

The Extraordinary Meeting has been called by Taro following a lawsuit filed on November 19, 2013 in the Israeli District Court against Taro by BlueMountain (including several of its investment funds) and IsZo Capital LP ("IsZo Capital"), two of the largest minority shareholders of the Company. In the lawsuit, BlueMountain and IsZo Capital seek to vacate most of the resolutions which were voted upon at the General Meeting. These same resolutions are now being presented for ratification at the Extraordinary Meeting.

BlueMountain urges shareholders to exercise their voting rights in order to protect their interests as minority shareholders. BlueMountain intends to vote, and recommends that its fellow minority shareholders vote:

- "**AGAINST**" the re-election of Taro's nominees, Ilana Avidov Mor and Dan Biran, as external directors [Proposals #5(a) and #5(b)];
- "**FOR**" the election of BlueMountain's nominees Ben-Ami Rosenfeld and Adi Bershadsky as external directors [Proposals #6(a) and #6(b)];
- "**AGAINST**" the approval of Taro's Executive Compensation Policy [Proposal #1];
- "**AGAINST**" the approval of the remuneration of Dilip Shanghvi [Proposal #2];
- "**AGAINST**" the approval of the remuneration of Sudhir Valia [Proposal #3]; and
- "**AGAINST**" the approval of the remuneration of Subramanian Kalyanasundaram [Proposal #4].

Voting "AGAINST" the re-election of Ilana Avidov Mor and Dan Biran

External directors play a critical role in representing the interests of minority shareholders and providing a measure of independence at companies like Taro where a controlling shareholder holds the majority of the share capital. BlueMountain believes that Taro's current external directors, Dan Biran and Ilana Avidov Mor, have failed to adequately represent the interests of minority shareholders and there is a clear need for new and improved independence and oversight on Taro's board.



BlueMountain
CAPITAL MANAGEMENT LLC

Under Israeli law, external directors are elected only once every three years. Therefore, this is the only opportunity in the foreseeable future to directly influence the corporate governance of Taro and assure that the interests of the minority shareholders are protected.

BlueMountain believes that minority protections provided by Israeli law played a pivotal role in thwarting the offer by Taro's majority shareholder, Sun Pharmaceutical Industries Ltd. ("Sun"), to acquire the minority shareholder interest in August 2012 for $39.50 per share (the "Acquisition"). The $39.50 per share price that Taro's board accepted from Sun in August 2012 grossly undervalued Taro. It was in fact below the closing price of $40.97 on the day prior to announcement of the offer, provided a premium of only approximately 1.9% on Taro's average stock price over the preceding month and is approximately 64% lower than the average closing price in February 2014.

In their capacity as external directors (having served as such since December 2010), Ilana Avidov Mor and Dan Biran supported the Acquisition and approved it. Had the Acquisition succeeded, tremendous value would have shifted from minority shareholders to Taro's controlling shareholder Sun. BlueMountain believes that Ilana Avidov Mor and Dan Biran failed to demonstrate the independence or skill necessary to properly assess the Acquisition on behalf of minority shareholders.

In July 2013, Taro nominated these same external directors who failed to protect the interests of the minority shareholders to a new three year term. It supported their re-election through a flawed process, in which voting was conducted using defective voting cards and instruction forms and shareholders were not required to disclose the existence or non-existence of a "personal interest" when voting for certain proposals, as required by Israeli law. Despite our numerous public and private communications with Taro's board, including Ilana Avidov Mor and Dan Biran, the board members inexplicably failed to remedy these flaws prior to the September 2013 General Meeting. Their actions demonstrate a disturbing disregard for the interests of minority shareholders and the requirements of Israeli law.

Therefore, BlueMountain believes that it is more important than ever to replace Dan Biran and Ilana Avidov Mor with external directors who are willing and capable of ensuring that Taro act in the best interests of all shareholders.

The re-election of Taro's external directors requires a majority of votes cast by shareholders who are neither (1) controlling shareholders nor (2) shareholders who have a "personal interest" in such vote. **Thus, if a majority of the minority shareholders (who actually vote at the Extraordinary Meeting) vote "AGAINST" the re-election of Dan Biran and Ilana Avidov Mor [Proposals 5(a) and 5(b)], their re-election will be blocked.**

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Blue Mountain
CAPITAL MANAGEMENT LLC

<u>Voting "FOR" the election of Ben-Ami Rosenfeld and Adi Bershadsky</u>

BlueMountain is confident that its nominees, Ben-Ami Rosenfeld and Adi Bershadsky can provide the industry, operational, strategic and financial experience needed at Taro. We are equally confident that they have the independent fortitude to represent the interests of all shareholders. The biographies below describe the skills, attributes and experience that led BlueMountain to nominate these individuals.

Mr. Ben-Ami Rosenfeld has served, since 2011, as the chairman of the board of directors of DATA Detection Technologies Ltd., as well as a consultant and chairman of industrialization committee of Pluristem Therapeutics Inc. (listed on NASDAQ and Tel Aviv Stock Exchange). Prior to joining the board of DATA Detection Technologies Ltd., Mr. Rosenfeld served in a number of key positions in the pharmaceutical industry in Israel and abroad, including serving as the Chief Operating Officer and Executive Vice President of Teva Pharmaceutical Industries Ltd from 1985 to 1996. Prior to that time, from1979 to 1985, he served as the General Manager of subsidiaries of Schering Plough USA in Europe and Africa. Mr. Rosenfeld has declared that in addition to having the professional qualifications required to serve as an external director, he possess accounting and financial expertise.

Ms. Adi Bershadsky has served as a Business Development and International Marketing Director at mPrest Systems (2003) Ltd., an affiliate of RAFAEL Advanced Defense Systems Ltd., since August 2012. She has also served as an external director of Israel Television News Company Ltd. ("Chanel 2") since 2011 and as an external director of Jobokit Holdings Ltd. since 2006. Ms. Bershadsky retired from the Israeli Air Force in 2003, having been the first woman to achieve the rank of Colonel in the Israeli Air Force. She has previously served as the Israel Defense Forces' Attaché and Head of the Ministry of Defense Delegation in Poland, the Czech Republic, Slovakia and Hungary. Ms. Bershadsky has declared that in addition to having the professional qualifications required to serve as an external director, she possess accounting and financial expertise.

BlueMountain recommends that shareholders vote "FOR" the election of Ben-Ami Rosenfeld and Adi Bershadsky as external directors [Proposals #6(a) and #6(b)].

<u>Voting against the other resolutions on the Agenda of the General Meeting</u>

BlueMountain intends to vote against, and recommends that the other minority shareholders vote against, all other proposals included on the agenda for the same reasons explained by it in its press releases dated August 26, 2013.[1]

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[1] See: http://www.prnewswire.com/news-releases/bluemountain-capital-management-llc-urges-minority-shareholders-to-vote-for-bluemountains-independent-external-nominees-to-the-board-of-taro-pharmaceutical-industries-ltd-and-against-the-re-election-of-incumbent-external-direc-221178961.html.

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Blue Mountain
CAPITAL MANAGEMENT LLC

About "Personal Interest" under the Israeli Companies Law

We wish to explain that under Israeli law any person who votes in the Extraordinary Meeting on behalf of another shareholder (the "**Proxy**") is required to disclose to Taro the existence or the lack of any "personal interest" (as such term is defined under Israeli law) that such Proxy may have, and any personal interest that the shareholder on behalf of whom the Proxy is acting may have, in the resolutions being voted upon.

Accordingly, if a broker or any other Proxy who votes on behalf of a shareholder (whether using its own discretion or based on ongoing or specific voting instructions), has a "personal interest" in any resolution, then such broker or other Proxy is required by Israeli law to disclose the existence of that interest to Taro, and such vote must be treated as that of an interested shareholder. Prior to placing a vote, any such broker or any other Proxy is also legally required to verify with the shareholder for whom he is acting, that such shareholder has no personal interest.

Under Israeli law, if a shareholder broker or Proxy has any material ongoing financial, commercial or business ties with Taro or Sun, the votes of such shareholder must be classified as having a "personal interest".

All brokers and Proxies are cautioned to carefully review their legal obligations before signing the proxy card or voting instruction forms.

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